EXHIBIT 99.1

News Release

For Immediate Release	Date: May 23, 2025
25-14-TR

Teck Recommends that Shareholders Reject “Mini-Tender Offer” by TRC Capital

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been notified of an unsolicited “mini-tender” offer by TRC Capital Corporation (“TRC”) to purchase up to 2.0 million Class B subordinate voting shares of Teck, representing approximately 0.41 percent of Teck’s outstanding Class B subordinate voting shares as of May 23, 2025.

The offer price of $47.80 represents a 4.46% discount to the closing price of Teck’s Class B subordinate voting shares on the Toronto Stock Exchange on May 20, 2025, the day prior to the date of the offer.

Teck recommends that shareholders NOT tender their Class B subordinate voting shares in response to TRC's below-market price mini-tender offer. TRC’s mini-tender offer is subject to many conditions, including conditions based on TRC’s subjective opinion, a financing condition, and a condition that there shall not have occurred since May 20, 2025, a decrease in the price of Teck’s Class B subordinate voting shares, the Dow Jones Industrial Average, the S&P 500 Average or a number of other stock market indices.

Teck does not endorse TRC's unsolicited mini-tender offer and is not associated with TRC, the mini-tender offer or the offer documentation. TRC has made many similar unsolicited mini-tender offers for shares of other companies. Mini-tender offers are designed to seek less than 5% of a company's outstanding shares, thereby avoiding many investor protections such as disclosure and procedural requirements applicable to most takeover bids and tender offers under applicable Canadian and U.S. securities laws. Shareholders who are considering tendering their shares to TRC's mini-tender offer are strongly urged to exercise caution with respect to TRC's offer, obtain current market quotations for their Teck Class B subordinate voting shares, consult with their financial advisors and carefully examine TRC's mini-tender offer.

The Canadian Securities Administrators ("CSA") have expressed serious concerns about mini-tender offers such as the possibility that investors might tender to a mini-tender offer based upon a misunderstanding of the terms of the offer, including the per security price available under the offer relative to the market price of such securities. The CSA’s long-standing guidance on mini-tenders can be found at: https://www.osc.ca/en/securities-law/instruments-rules-policies/6/61-301/csa-staff-notice-61-301-staff-guidance-practice-mini-tenders. The U.S. Securities and Exchange Commission has published investor tips regarding mini-tender offers on its website at: https://www.sec.gov/about/reports-publications/investorpubsminitend.

Brokers, dealers and other market participants are encouraged to exercise caution and review the letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC website at https://www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

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According to TRC's current offer documents, Teck shareholders who have already tendered their shares may withdraw their shares at any time before 11:59 a.m. (Toronto time) on June 18, 2025, by following the procedures described in the offer documents.

Teck requests that TRC include a copy of this news release with all distributions of materials relating to TRC’s mini-tender offer related to Teck shares.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include the success of TRC’s mini-tender, the expected outcome of TRC’s mini-tender including satisfaction of the applicable conditions, the level of shareholder participation in the mini-tender, and the CSA’s and SEC’s guidance on and continued concerns with mini-tenders.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, the level of shareholder participation in and the terms and conditions of the mini-tender, and other matters. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary include, but are not limited to, changes in the mini-tender, including the applicable conditions, shareholder participation in the mini-tender, changes in CSA and SEC recommendations, the dissemination of this press release with future TRC mini-tender offer materials or communications, public filings with the Canadian securities administrators and the U.S. Securities and Exchange Commission surrounding TRC’s mini-tender, Teck shareholders’ ability to withdraw their tendered shares, and changes or deterioration in general economic conditions. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document, except as may be required under applicable securities laws.

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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